Baker & McKenzie LLP Two Embarcadero Center, 11th Floor San Francisco, CA 94111-3802 United States Tel: +1 415 576 3000 Stephen J. Schrader Tel: +1 415 576 3028 Stephen.Schrader@bakermckenzie.com
November 7, 2013

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

RE:	PLX Technology, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 25, 2013
File No. 1-25699

Dear Ms. Kim:

At the request of and on behalf of our client, PLX Technology, Inc., a Delaware corporation, ("PLX") or the "Company"), we are hereby supplementing our previous response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to us, dated November 6, 2013 (the "Comment Letter"), with respect to the above-referenced filing.

We understand that subsequent to our filing with the Commission earlier today of our response letter, you telephoned Keith E. Gottfried of Alston & Bird LLP, also counsel to the Company with respect to this matter, and indicated that the Staff was withdrawing the one comment that was contained in the Comment Letter. Given the Staff’s decision to withdraw such comment, PLX hereby confirms that it has withdrawn its response thereto and will not be including in its Definitive Proxy Statement to be filed with the Commission the disclosure that would have been otherwise required by the withdrawn comment.

If you have any questions regarding the foregoing, please feel free to contact me at (415) 576-3028.  Facsimile transmissions may be sent to me at (415) 576-3099.

Very truly yours,

/s/ Stephen J. Schrader

Stephen J. Schrader

cc:           David Raun, CEO PLX Technology, Inc.
Arthur O. Whipple, CFO PLX Technology, Inc.
Keith F. Gottfried, Esq., Alston & Bird LLP